Exhibit (a)(5)(B)

Dear Colleagues

We understand that many of you have questions about the tender offer that Arbor Pharmaceuticals, LLC (“Arbor”) commenced on Monday. The answers to many, if not all, of your questions can be found in the Offer to Purchase that Arbor filed with the Securities and Exchange Commission (the “SEC”) and the Solicitation/Recommendation Statement that XenoPort filed with the SEC.

A copy of the Offer to Purchase can be found at this link: http://www.sec.gov/Archives/edgar/data/1375746/000119312516613379/0001193125-16-613379-index.htm

A copy of the Solicitation/Recommendation Statement can be found at this link: http://www.sec.gov/Archives/edgar/data/1130591/000119312516613393/d192778dsc14d9.htm.

If you still have any questions after reviewing the materials described above, please contact Georgeson, the information agent hired by Arbor in connection with the tender offer, by email (XenoPort@georgeson.com) or phone (Toll-Free (877) 278-4751).

Arbor’s tender offer only applies to the shares of XenoPort common stock that you own. If you hold stock options or RSUs, the merger agreement that XenoPort entered into with Arbor provides that, upon the closing of the merger contemplated by the merger agreement:

•	your XenoPort stock options will be accelerated and you will be entitled to receive $7.03 minus the exercise price per share for each share underlying the option;

•	options with an exercise price per share that is greater than $7.03 will be cancelled for no consideration; and

•	the vesting of all of your RSUs will be accelerated and you will be entitled to receive $7.03 per share in cash for each RSU that you hold.

If you have participated in the ESPP:

•	all ESPP shares that have already been purchased will be bought at the same price as the price being offered by Arbor in the tender offer ($7.03 per share); and

•	the ESPP will be cancelled*.

* The Purchase Period for the ESPP that started on May 16, 2016 was suspended, and there have not been any ESPP salary contributions for this Purchase Period. Any funds remaining in the ESPP that were not used for the May 13, 2016 purchase will be refunded via payroll.

With best regards,

TOM

Additional Information and Where to Find It

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of XenoPort, Inc. (“XenoPort”). Arbor and its acquisition subsidiary have filed with the SEC a tender offer statement on Schedule TO, and XenoPort has filed a Solicitation/Recommendation Statement on Schedule 14D-9, all with respect to the Offer (as defined in those documents). Holders of shares of XenoPort are urged to carefully read the relevant tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and the other tender offer documents) and the Solicitation/Recommendation Statement because they contain important information that holders of XenoPort shares should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of shares of

XenoPort at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting Arbor media relations at brian.adams@arborpharma.com or XenoPort investor relations at ir@XenoPort.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, XenoPort files annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Arbor or XenoPort at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Arbor’s and XenoPort’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains “forward-looking” statements, including, without limitation, all statements about the proposed acquisition of XenoPort by Arbor, the realization of estimated synergies and benefits from the proposed acquisition, business strategies, market potential, future financial prospects and other matters that are not historical facts. Any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. Words such as “believe,” “could,” “intend,” “may,” “plans,” “potential,” “will” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon XenoPort’s current expectations. Forward-looking statements involve risks and uncertainties. XenoPort’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement between the parties, the possibility of any termination of the merger agreement between the parties, and the parties’ ability to obtain regulatory approval in a timely manner. These and other risk factors are discussed under the heading “Risk Factors” in XenoPort’s SEC filings and reports, including in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 5, 2016. XenoPort expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.